Exhibit (d)(1)(C)

ORBOTECH LTD.

Form of Option Agreement pursuant to the 2000 Plan (for participants in the United States, Germany,

Hong Kong, Japan, Korea and Taiwan)

Incentive Stock Option Agreement

This Agreement is made on the                  day of                                 , 201

By and between

Orbotech Ltd. of North Industrial Zone, P.O. Box 215, Yavne 81101 Israel (the “Company”)	and	Employee Orbotech Number: 0000 (the “Grantee”)

WHEREAS, the Grantee is now or has been employed by a Foreign Subsidiary of the Company and the Company desires to promote the interests of the Company, its Related Companies and its Foreign Subsidiaries by providing the Grantee incentives to continue and increase his or her efforts with respect to, and/or to remain in the employ of, the Company, its Related Companies and/or its Foreign Subsidiaries and, as an inducement thereto, the Company has determined to award to the Grantee an option to purchase Ordinary Shares of the Company pursuant to the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Foreign Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”).

NOW, THEREFORE, it is agreed between the parties as follows:

1.	Option

Subject to the terms and conditions hereof, and pursuant to a resolution of the Board of Directors of the Company, the Grantee has been awarded the right and option to purchase from the Company up to, but not exceeding, that number of Ordinary Shares of Orbotech Ltd. specified below, at the exercise price, the times and in the manner hereinafter provided (the “Option”). The Option is intended to be an incentive stock option within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

2.	Details of the Option

Set forth below are the details of the Option:

Option Serial Number	Option Grant Date	Option Exercise Price ($)	Total Number of Shares subject to the Option	Vesting		Option Expiry Date
				Amount	Date
00000	_________	______	______	____	_______	_________
				____	_______
				____	_______

The Option, to the extent vested and exercisable, shall be exercisable in whole at any time or in part from time to time during its term, and shall expire at midnight (Israel time) on the date specified above or at such earlier time as may be prescribed in paragraph 3.

3.	Termination of Employment or Services

If at any time the Grantee’s employment with, or provision of services to, the Company, a Related Company or any Foreign Subsidiary shall be terminated prior to the complete exercise of the Option:

(a)	by reason of death, disability (as defined in Section 422(c)(6) of the Code) or retirement after age 60 with the approval of the Board, the Option shall remain exercisable for a period of one year following such termination (but only to the extent that it was exercisable at the time of such termination and not beyond its scheduled expiration date); and

(b)	for any other reason the Option shall immediately expire upon the earlier of such termination or notice of termination (unless this Agreement provides otherwise).

Notwithstanding (b) above, in the event of termination of employment or services by the Company, a Related Company or any Foreign Subsidiary within twelve months after a Significant Event the Option shall remain exercisable (but only to the extent that it was exercisable at the time of such termination and not beyond its scheduled expiration date) for a period of one month following the earlier of such termination or notice of termination (unless this Agreement provides otherwise).

The Board may determine whether any given leave of absence or other circumstance constitutes a termination of employment or services. The Option shall not be affected merely by any change of employment or other designation so long as the Grantee continues to be an employee of, or provide services to, the Company, a Related Company or a Foreign Subsidiary.

Note that, in order to obtain the United States Federal income tax advantages associated with an incentive stock option, the Code requires, among other items, that at all times beginning on the date of grant of an Option and ending on the day three (3) months before the date of its exercise, the Grantee must be an employee of the Company or of a Related Company or Foreign Subsidiary that is a “subsidiary corporation” of the Company (as defined in Section 424 (f) of the Code), except in the event of the Grantee’s death or disability (as defined in Section 422 (c) (6) of the Code). The Company has provided for exercisability of the Option after termination of employment under certain circumstances for the Grantee’s benefit but cannot guarantee that the Option will necessarily be treated as an incentive stock option for United States Federal income tax purposes if the Grantee exercises the Option more than three (3) months after the date the Grantee’s employment with the Company or any such Related Company or Foreign Subsidiary terminates for any reason other than the Grantee’s death or disability (as defined above).

4.	Exercise of Option

The Grantee may, from time to time during the period when the Option hereby granted may by its terms be exercised, and subject to the Company’s policy and procedural guidelines as may be in effect from time to time relating to the exercise of options to purchase shares of the Company, exercise the Option by delivering to the Company written notice(s) (the manner and form of which shall be determined by the Company) signed by the Grantee. Such notice(s) shall include the number of shares that the Grantee has elected to purchase and shall be accompanied by payment of the full purchase price of such shares. Payments shall be made by check, net bank transfer payable to the order of the Company or in such other manner as may be acceptable to the Company. The Grantee shall have none of the rights of a shareholder with respect to the shares subject to the Option until full payment has been made therefor and such shares have been transferred to the Grantee.

5.	Taxation

(a)	General. The Grantee shall be liable for all taxes, duties, fines and other payments which may be imposed by any tax authorities and for every obligatory payment of whatever source and upon whomsoever levied (including, but not limited to, social security, health tax, etc., as may be applicable) in respect of the Option, the shares issued under the 2000 Plan or dividends (including, without limitation, upon the grant, vesting or exercise of the Option, the issuance or sale of any Ordinary Shares deriving from the Option or the registration of any Ordinary Shares in the Grantee’s name) or any other benefit in respect thereof and/or for all charges which shall accrue to the Grantee, the Company, any Related Company, any Foreign Subsidiary, the Trustee and/or any custodian in connection with the 2000 Plan, the Option award, or any act or omission by the Grantee or the Company, any Related Company, any Foreign Subsidiary, the Trustee or any custodian in connection therewith or pursuant to any determination by the applicable tax or other authorities.

(b)	Withholding. The Company, any Related Company, any Foreign Subsidiary, the Trustee and/or any custodian shall have the right to require the Grantee to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax required by any governmental entity to be withheld or otherwise deducted and paid with respect to the Option or the Ordinary Shares subject thereto (including, without limitation, upon their grant, vesting, exercise or sale or the registration of the Ordinary Shares in the Grantee’s name) or with respect to dividends or any other benefits in respect thereof, and to make payment (or to reimburse itself or himself or herself for payment made) to the appropriate tax authority of an amount in cash equal to the amount of such Withholding Tax, remitting any balance to the Grantee. Notwithstanding the foregoing, the Grantee shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company, a Related Company, a Foreign Subsidiary, the Trustee and/or any custodian with funds sufficient to enable the Company, the Related Company, the Foreign Subsidiary, the Trustee and/or any custodian to pay such Withholding Tax.

6.	Non-Assignability

The Option shall not be transferable by the Grantee other than by will or by the laws of descent and distribution. The designation of a beneficiary by the Grantee shall not constitute a transfer. An Option may be exercised during the lifetime of a Grantee only by such Grantee. Upon the Grantee’s death, the Grantee’s beneficiary or estate (as applicable) shall be permitted to exercise the Option to the extent set forth in paragraph 3(a) above and shall have such obligations as set forth herein and in the 2000 Plan as would have applied to the Grantee.

7.	Disputes

As a condition of the granting of the Option, the Grantee and the Grantee’s successors and assigns agree that any dispute or disagreement which shall arise under or as a result of this Agreement or its implementation shall be determined by the Board in its sole discretion and judgment and that any such determination and any interpretation by the Board of the terms of this Agreement shall be final, binding and conclusive for all purposes.

8.	Adjustments

In the event of a change in the number of outstanding Ordinary Shares of the Company by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, spin-off or other similar change in capitalization, any distribution to common shareholders, including a rights offering, other than cash dividends, or any like change, then the Board, whose determination shall be conclusive and binding upon the Grantee, shall take such action as it deems appropriate for the adjustment of the number and class of shares subject to the Option and the exercise price, in accordance with the 2000 Plan to reflect such change or distribution; provided, however, that any fractional shares resulting from such adjustment may be eliminated; provided further, however, that the Board shall be permitted to provide for a cash payment in consideration for the cancellation of the Option in the event of such change or distribution in accordance with the 2000 Plan.

9.	Notices

Every notice relating to this Agreement shall be in writing and if given by mail shall be given by registered or certified mail with return receipt requested. All notices to the Company shall be addressed to the Chairman of the Remuneration Committee of the Board of Directors of the Company at its offices at North Industrial Zone, P.O. Box 215, Yavne 81101, Israel, and shall be delivered by being delivered to the Corporate Secretary of the Company personally, by being left in his/her specifically designated mail receptacle at the offices of the Company or by being mailed to the Corporate Secretary at the above address. All notices by the Company to the Grantee shall be delivered to the Grantee personally or shall be addressed to the Grantee at the Grantee’s last address as then contained in the records of the Company or at such other address as the Grantee may designate. Either party by notice to the other may designate a different address to which notices shall be addressed. Any notice given by the Company to the Grantee at the Grantee’s last designated address shall be effective to bind any other person who shall acquire rights hereunder.

10.	Disqualifying Dispositions

By exercising an Option, the Grantee agrees that he or she will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the Ordinary Shares issued upon exercise of such Option that occurs within two (2) years after the date of the Option grant or within one (1) year after such Ordinary Shares are transferred to the Grantee upon exercise of the Option.

11.	Receipt of Documents

By his or her execution of this Agreement, the Grantee acknowledges that he or she received from the Company a copy of the 2000 Plan and of the prospectus issued by the Company to grantees in conjunction therewith (as well as the documents stated as accompanying that prospectus).

12.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State, subject to the provisions of the Code with respect to incentive stock options, and in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any incentive stock option granted will qualify as an “Incentive Stock Option” under Section 422 of the Code.

13.	Provisions of 2000 Plan Controlling

The provisions hereof are subject to the terms and conditions of the 2000 Plan. In the event of any conflict between the provisions of the Option and the provisions of the 2000 Plan, the provisions of the 2000 Plan shall prevail.

14.	Capitalized Terms

Capitalized terms used herein without definitions shall have the meanings ascribed to such terms in the 2000 Plan.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Orbotech Ltd., By its President and Chief Executive Officer, Raanan Cohen	Employee Orbotech Number: 0000